SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

dated October 1, 2008 between

U.S. Global Investors Funds

and

U.S. Global Investors, Inc.

Last Amended December 15, 2023

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a monthly fee, based on the Monthly Average Net Assets (as defined below) of the respective Fund in accordance with the following fee schedule:

Fund	Annual Basic Fee Rate
Gold and Precious Metals Fund†	0.90%
World Precious Minerals Fund†	1.00%
Global Resources Fund†	0.95%
Global Luxury Goods Fund	1.00%
Near-Term Tax Free Fund	0.50%
U.S. Government Securities Ultra-Short Bond Fund†	0.50%

The “Monthly Average Net Assets” of any Fund of the Trust for any calendar month shall be equal to the quotient produced by dividing (i) the sum of the net assets of such Fund, determined in accordance with procedures established from time to time by or under the direction of the Board of Trustees of the Trust in accordance with the Declaration of Trust of the Trust, for each calendar day of such month, by (ii) the number of such days.

† The Funds are subject to the following breakpoints:

Fund	Advisory Fee	Assets Under Management
Gold and Precious Metals Fund	0.90%	≤ $500,000,000
	0.85%	> $500,000,000
World Precious Minerals Fund	1.00%	≤ $500,000,000
	0.95%	$500,000,001 - $1,000,000,000
	0.90%	> $1,000,000,000
Global Resources Fund	0.95%	≤ $500,000,000
	0.90%	$500,000,001 - $1,000,000,000
	0.85%	> $1,000,000,000
U.S. Government Securities Ultra-Short Bond Fund	0.50%	≤$250,000,000
	0.375%	>$250,000,000